July 2, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 3 to the Registration Statement on Form F-1 Filed June 26, 2025
           File No. 333-284975
Dear Larry Choi:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 25, 2025 letter.

Amendment No. 3 to the Registration Statement on Form F-1
General

1.     We note your disclosure on page iii and elsewhere stating that your
Operating
       Subsidiary is registered with the CSRC under Article 21 of the Trial Measures. Please clarify the implications of this registration, including the specific obligations it entails and confirm whether these steps have been completed. In particular, please clarify whether it is merely a notice filing, specify when the initial filing under Article 21 was made, and indicate whether it was a one-time filing and whether your Operating
       Subsidiary is subject to any ongoing periodic obligations, including updates in the event of changes. Additionally, your disclosure states that the legal and operational
       risks associated with Mainland China    may    also apply to operations
in Hong Kong
 July 2, 2025
Page 2

       and the Operating Subsidiary    could be    subject to regulatory
oversight. Given that
       your Operating Subsidiary is already registered under Article 21, it appears these should be affirmative statements in the present tense. Please revise where appropriate to clarify and, if necessary, explain the basis for characterizing the applicability of
       such risks as contingent (   may apply    and "could be subject").
       Please contact Shannon Davis at 202-551-6687 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Alex Weniger-Araujo